UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of August, 2011

Commission

File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.
Corporate Taxpayer ID (CNPJ/MF)
04.032.433/0001-80
Company Registry (NIRE) 33300275410
Publicly-Held Company

NOTICE TO THE MARKET

Contax Participações S.A. (“Contax Participações”), in compliance with BM&FBOVESPA Official Letter GAE/CREM 1771/11, and complementing the information already published in the Material Facts of January 25, 2011 and July 1, 2011, in the Call Notice for the Extraordinary Shareholders’ Meeting and in Attachment 20 of CVM Instruction 481/2009 of July 15, 2011, hereby announces that the period for the exercise of withdrawal rights by those shareholders dissenting from the resolution taken at the Extraordinary Shareholders’ Meeting of July 1, 2011, approving the merger of Mobitel S.A. shares by Contax Participações (“Merger of Shares”), terminated on August 3, 2011, pursuant to Article 252, paragraph 1 and Article 137, items II and IV of Law 6404 of December 15, 1976, without any Contax Participações shareholder having exercised said withdrawal rights. Consequently, pursuant to Article 137, paragraph 3 of Law 6404/76, Contax Participações will not be calling a shareholders’ meeting to reconsider the Merger of Shares.

Rio de Janeiro, August 4, 2011.

Marco Norci Schroeder
Investor Relations Officer
Contax Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 5, 2011

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Marco Norci Schroeder
Name: Marco Norci Schroeder Title: Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.